Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004

December 7, 2005

Via Federal Express and EDGAR
Mr. Geoffrey M. Ossias,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Room 1580,
Mail Stop 4561,
Washington, D.C. 20549.

Re:	Morgans Hotel Group Co. (Form S-1, Fi1e No. 333-129277)

Dear Mr. Ossias:

        On behalf of our client, Morgans Hotel Group Co. (the "Company"), we enclose herewith Amendment No. 1 ("Amendment No. 1") to the Company's Registration Statement on Form S-1 (including marked copies to show changes from the first filing on October 27, 2005) and the Company's responses to the Staff's comment letter (the "Comment Letter") dated November 28, 2005 concerning the Company's Registration Statement on Form S-1 (the "Registration Statement"). Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. Capitalized terms used herein and not otherwise defined herein have the meanings ascribed thereto in Amendment No. 1.

        To facilitate the Staff's review, we have included in this letter the captions and numbered comments in bold text and have provided the Company's responses immediately following each numbered comment. References to page numbers herein are references to page numbers in the enclosed marked copy of Amendment No. 1.

        The following are the Company's responses to the Comment Letter:

General

1.
Please update your financial statements as required by Article 3-12 of Regulation S-X.

        The Company has asked us to advise the Staff supplementally that Amendment No. 1 includes updated financial statements in accordance with Rule 3-12 of Regulation S-X.

2.
Please tell us whether any of your underwriters or their affiliates may be parties to the loan to be made to Morgans Hotel Group Management, LLC, or will receive proceeds of this offering from the repayment of a portion of the loans described on page 34.

        The Company has asked us to advise the Staff supplementally that it is currently expected that: (i) affiliates of certain underwriters will be lenders under the loan made to Morgans Hotel Group Management LLC, or MHG Management Company, and (ii) the underwriters or their affiliates will not receive proceeds from the repayment of a portion of the loans described under "Use of Proceeds" on page 41 of Amendment No. 1. Disclosure to the effect that affiliates of certain underwriters will be lenders under the loan made to MHG Management Company has been included under "Formation and Structuring Transactions" on page 36 of Amendment No. 1 and under "Underwriters" on page 138 of Amendment No. 1. Appropriate revisions to the disclosure will be made as underwriters are named to complete the syndicate, including if an underwriter is a lender and will receive, or is affiliated with a lender that will receive, proceeds from the repayment of the loans described under "Use of Proceeds".

3.
Refer to your formation and structuring agreement. Please tell us why the Distribution Transaction and the Exchange Transactions, as those terms are defined in the agreement, should not be integrated with this offering. If integration is warranted, please tell us why this transaction does not constitute a roll-up within the meaning of Item 901 of Regulation S-K.

        The Company has asked us to advise the Staff supplementally that, for the reasons stated below, it believes that the private placement offering of shares of common stock in the Distribution Transactions and the Exchange Transactions (as those terms are defined in the Formation and Structuring Agreement) should not be integrated with the registered public offering of common stock to the public for cash.

        The Distribution Transactions and the Exchange Transactions were designed to be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Section 4(2) thereof and Regulation D thereunder.

        Each party to the Distribution Transactions (namely NorthStar Partnership, L.P., NorthStar Hospitality LLC, RSA Associates, L.P., Michael Overington and Anda Andrei) and the Exchange Transactions (namely NorthStar Partnership, L.P., RSA Associates, L.P., Michael Overington and Anda Andrei) had, prior to the filing of the Registration Statement, entered into a binding written commitment (i.e., the Formation and Structuring and Contribution Agreement, which is filed as Exhibit 10.4 to Amendment No. 1) to acquire the common stock of the Company subject only to the closing of the Company's initial public offering and other conditions outside the control of those parties. Accordingly, each of the parties to the Distribution Transactions and the Exchange Transactions made their investment decision with respect to the private placement of the Company's common stock prior to the time that the public offering commenced. See Black Box, Inc. (June 26, 1990).

        The Staff has consistently taken the position that under Rule 152 of the Securities Act, a public offering that follows an offering exempt under Section 4(2) or Regulation D does not cause the loss of the private placement exemption for the earlier offering even though the issuer contemplated the subsequent public offering at the time of the private placement. See The Equitable Life Assurance Society of the United States (February 20, 1992); Black Box, Inc. (June 26, 1990); Verticom, Inc. (February 12, 1986); Country First Bank (March 31, 1989); Vulture Petroleum Corp. (February 2, 1987); Vintage Group, Inc. (May 11, 1988); Quad City Holdings, Inc. (April 9, 1993); and BBI Assocs., Inc. (December 29, 1986).

        In addition, we would point out that the NorthStar entities (NorthStar Partnership, L.P. and NorthStar Hospitality LLC) and RSA Associates, L.P. have been investors in Morgans Hotel Group LLC, which currently owns 100% of the assets being contributed to Morgans Group LLC, since at least 1998, and that Michael Overington and Anda Andrei have held the contractual right to share in distributions by Morgans Hotel Group LLC since at least 2000.

        Each of the parties to the Distribution Transactions and the Exchange Transactions will surrender their membership units in Morgans Group LLC for shares of the Company's common stock; no cash consideration is being received by the Company in the exchange. In contrast, the Registration Statement contemplates an offering to the general public for cash, the proceeds of which will be used by the Company to purchase a managing membership interest in Morgans Group LLC and by Morgans Group LLC (a) to repay existing indebtedness, (b) to redeem certain preferred interests, and (c) for general corporate purposes. Based on the differences in investors (existing and long-term investors in the Company's accounting predecessor compared to new investors made up of the general public), consideration (membership units compared to cash) and use of proceeds (no proceeds received from the exchange of membership units for shares compared to cash proceeds to be used by the Company to purchase a managing membership interest in Morgans Group LLC and by Morgans LLC for the purposes stated

above), the offering to each of the parties to the Distribution Transactions and the Exchange Transactions should not be integrated with the offering of common stock to the public for cash contemplated by the Registration Statement under the principles articulated in Release No. 33-4552 (November 6, 1962).

        Based on the preceding analysis, the private placement offering of common stock to each of the parties to the Distribution Transactions and the Exchange Transactions should not be integrated with the offering of common stock to the public for cash contemplated by the Registration Statement.

4.
Please provide us with copies of the artwork or graphics you intend to use in the prospectus. We may have further comment.

        On behalf of the Company, we are separately submitting to the Staff copies of all artwork and graphics, including maps, photographs and related captions, that the Company intends to use in the prospectus as supplemental information.

Prospectus Summary, page 1

Formation and Structuring Transactions, page 6

5.
Please expand your disclosure to summarize the effect of the formation and restructuring transactions, including the effects on equity ownership, asset ownership, and management. We note the disclosure in footnotes (2) and (3); however, it is not clear how and why interests in the predecessor entities are being distributed. Also, clearly summarize the interests of the related parties in the formation and structuring transactions.

        The Company has asked us to advise the Staff supplementally that the disclosure under "Summary—Formation and Structuring Transactions" on page 5 of Amendment No. 1 has been expanded to summarize (i) the effect of the formation and structuring transactions, including the effects on equity ownership (including why the interests in Morgans Group LLC are being distributed by Morgans Hotel Group LLC), asset ownership and management and (ii) the interests of the related parties in the formation and structuring transactions.

Summary Historical Financial and Operating Data, page 9

6.
Please clarify whether you use EBITDA and Adjusted EBITDA as a measure of operating performance or liquidity. Your disclosure states that the measure is useful because it assesses your ability to generate cash from operations to pay taxes, to service debt and to undertake cap ital expenditures. This appears to be a measure of liquidity and should be reconciled to cash flow from operations. In addition please revise to include disclosures that discuss the material limitations of excluding items such as interest expense, income tax expense and depreciation and amortization. Refer to question 8 in the Frequently Asked Questions regarding the use of non-GAAP financial measures and Item 10(e) of Regulation S-K.

        The Company has asked us to advise the Staff supplementally as follows:

  •
  Footnote (1) under "Summary Historical Financial and Operating Data" on page 12 of Amendment No. 1 and footnote (2) under "Selected Historical Financial and Operating Data" on page 47 of Amendment No. 1 have been revised to clarify that the Company uses EBITDA and Adjusted EBITDA as a measure of operating performance; and

  •
  Footnote (1) under "Summary Historical Financial and Operating Data" on page 12 of Amendment No. 1 and footnote (2) under "Selected Historical Financial and Operating Data" on page 47 of Amendment No. 1 have been revised to include disclosures to discuss the material limitations of excluding items such as interest expense, income tax expense and depreciation and amortization.

Risk Factors, page 12

7.
To the extent material, please discuss risk related to new debt to be incurred by your predecessor's management company, risk related to the repatriation of earnings, and risk related to future condominium conversions.

        The Company has asked us to advise the Staff supplementally that:

  •
  the risk factor entitled "We have substantial debt, a majority of which is variable rate debt, and we may incur additional indebtedness, which may negatively affect our business and financial results" on page 20 of Amendment No. 1 has been expanded to discuss the risk of new debt to be incurred by MHG Management Company and whose guarantee will be assumed by the Company in the Formation and Structuring Transactions;

  •
  the risk factor entitled "We are exposed to the risks of a global market which could hinder our ability to maintain and expand our international operations" on page 16 of Amendment No. 1 has been expanded to discuss the risk of repatriation of earnings; and

  •
  the risk factor entitled "The illiquidity of real estate investments and the lack of alternative uses of hotel properties could significantly limit our ability to respond to adverse changes in the performance of our properties and harm our financial condition" on page 26 of Amendment No. 1 has been expanded to discuss in more detail the risks related to future condominium conversions.

8.
We note from page 127 that you are negotiating a revolving credit facility with entities affiliated with your underwriters. This appears to represent a conflict of interest that should be disclosed in your risk factors section. Please quantify the fees to be received by the affiliates and discuss any requirements as to the size or timing of the offering that may be imposed by lenders. Also, please provide us with any preliminary documentation of this loan.

        The Company has asked us to advise the Staff supplementally that it currently expects that affiliates of the underwriters will be among the lenders under both the loan to MHG Management Company and Morgan Group LLC's revolving credit facility, but that the Company does not feel that the commercial relationship with the lenders under these loan facilities creates a conflict of interest to be disclosed in the Risk Factors section. For the supplemental information of the Staff, the Company is considering proposals from a number of lenders for these facilities and expects that a proposal from a syndicate of lenders, which will include affiliates of the underwriters, will offer attractive terms for the Company. The Company has asked us to advise the Staff supplementally that (i) it expects the fees to be received by the lenders under any facilities, including any facility that would involve affiliates of the underwriters, to be comparable to fees charged in the market for similar facilities and (ii) the proposed lenders, including affiliates of the underwriters, are not placing any requirements as to the size and timing of the offering. Because commitment letters and term sheets for the proposed facilities are still being negotiated, documentation for the loans is not being filed as part of Amendment No. 1, but the loan documentation will be filed with a later amendment to the Registration Statement.

9.
Please discuss the risks associated with your history of net losses.

        The Company has asked us to advise the Staff supplementally that Amendment No. 1 includes an additional risk factor captioned "We have incurred substantial losses and have a significant net deficit, and we expect that our net losses will continue and remain substantial for the foreseeable future, which may reduce our ability to raise capital" on page 17 of Amendment No. 1.

Risks Related to Our Business

We have substantial debt..., page 17

10.
Please expand your discussion of debt covenants and the Clift bankruptcy to provide more detail, including:

•
what conditions, if any, you may be subject to as a result of Clift's plan of reorganization;

•
what property interests your I.S. London joint venture holds;

•
the nature of the covenant violated by I.S. London and the amount of debt that is subject to acceleration;

•
the conditions the proposed refinancing is subject to and the amount of the proposed refinancing; and

•
whether you are negotiating the I.S. London's refinancing with entities affiliated with your underwriters.

        The Company has asked us to advise the Staff supplementally that the risk factor entitled "We have substantial debt, a majority of which is variable rate debt, and we may incur additional indebtedness, which may negatively affect our business and financial results" on page 20 of Amendment No. 1 has been revised to include a cross-reference to the covenants relating to the mortgage indebtedness and indebtedness related to the Company's London hotels joint venture described under "Mortgage and Other Indebtedness Outstanding After This Offering".

        For the supplemental information of the Staff and as disclosed on page 21 of Amendment No. 1, Clift Holdings LLC is the primary obligor, in an amount of approximately $3.4 million as of September 30, 2005, with respect to the pre-petition creditors. Upon consummation of the Formation and Structuring Transactions, this obligation will be guaranteed by Morgans Group LLC. The Company has asked us to advise the Staff supplementally that there are no other conditions which the Company is subject to as a result of Cliff's plan of reorganization.

        As described under "Mortgage and Other Indebtedness Outstanding After This Offering—Indebtedness Relating to London Hotel Joint Venture", the indebtedness of I.S. London Limited (which has been renamed Morgans Hotel Group London Ltd.) was refinanced in November 2005. Therefore the disclosure regarding the violation of I.S. London Limited's debt covenants has been removed from the risk factor.

The revolving credit facility..., page 19

11.
Please indicate the approximate size of the anticipated facility and discuss risk associated with your failure to obtain it.

        The Company has asked us to advise the Staff supplementally that the risk factor entitled "The revolving credit facility we intend to enter into in connection with this offering will likely contain financial covenants that limit our operations and could lead to adverse consequences if we fail to comply" on page 21 of Amendment No. 1 has been revised to provide for the approximate size of the anticipated facility (currently expected to be approximately $150.0 million) and the risks associated with a failure to obtain it.

Risks Related to Our Organization and Structure

We may experience conflicts of interest with significant stockholders..., page 25

12.
Please revise to quantify the approximate percentage of their time that Messrs. Scheetz and Hamamoto will devote to your business.

        The Company has asked us to advise the Staff supplementally that the risk factor entitled "We may experience conflicts of interest with significant stockholders and those stockholders may also exercise significant influence over our affairs" on page 28 of Amendment No. 1 has been revised to indicate that the Company expects that Mr. Scheetz, as the Company's Chief Executive Officer, will devote a majority of his time to the performance of his duties as the Company's Chief Executive Officer, and that Mr. Hamamoto, as the Company's Chairman, will devote an amount of time customary for the performance of the duties of a non-executive chairman.

The negotiations involving our formation transactions..., page 26

13.
Please revise to discuss the possibility that the value of units issued in the formation transaction will not reflect the value of assets contributed. Also, please tell us why your discussion is limited to the value of equity held by NorthStar Partnership L.P. and its affiliates.

        The Company has asked us to advise the Staff supplementally that the risk factor entitled "The negotiations involving our formation transactions were not conducted on an arm's length basis, and the value of the equity interests in us that entities contributing assets will own following our formation transactions may exceed the fair market value of the assets we will acquire from them in those transactions" on page 29 of Amendment No. 1 has been revised (i) to discuss the possibility that the value of the membership units of Morgans Group LLC issued (along with the value of the issued shares of the Company's common stock) in the Formation and Structuring Transactions may not reflect the fair market value of assets contributed and (ii) to expand the discussion regarding the value of the equity that entities contributing assets will own following the Formation and Structuring Transactions.

Formation and Structuring Transactions, page 31

14.
Include a section entitled "Accounting Treatment" and explain there the basis for your accounting treatment under SFAS 141. This should include how you determined that the transfer of assets should occur at historical cost and how you accounted for the contribution of all the membership interests in MHG Management Company to Morgans Group LLC in return for membership interests in Morgans Group LLC with a value based on the IPO price equal to $20 million. Tell us whether this contribution was at fair value of historical value. It appears that this could be a distribution. Please cite the accounting literature that you have relied upon in your response.

        The Company has asked us to advise the Staff supplementally that the section entitled "Formation and Structuring Transactions" has been revised to include a section titled "Accounting Treatment" on page 40 of Amendment No. 1 that explains the basis for the accounting treatment of the Formation and Structuring Transactions under Statement of Financial Accounting Standards No. 141.

15.
Please describe these transactions in more detail, including:

•
the amount of debt to be incurred by the management company;

•
the amount of debt to be repaid by Morgans Hotel Group LLC with the proceeds of the management company's loan (and the specific lenders and amounts involved, including identification of any affiliates of you or your underwriters);

  •
  how interests in Morgans Group LLC will be set and change following the entity's formation, the initial contribution of properties and the transfer of the management company for $20 million; and

  •
  why these transfers are being conducted separately.

        The Company has asked us to advise the Staff supplementally that the section entitled "Formation and Structuring Transactions" on pages 35 through 40 of Amendment No. 1 has been expanded to include a description of the following:

  •
  MHG Management Company, will incur indebtedness (currently expected to be approximately $80 million);

  •
  MHG Management Company will distribute the net proceeds of such indebtedness to Morgans Hotel Group LLC and that Morgans Hotel Group LLC will in turn contribute that amount to one of its subsidiaries, which will repay in an equal amount outstanding borrowings described under "Mortgage and Other Indebtedness Outstanding After This Offering" on page 109 of Amendment No. 1;

  •
  the limited liability company agreement of Morgans Group LLC will be amended and restated so that membership units may be exchanged for shares of common stock of the Company on a one-for-one basis and so that the number of membership units in Morgans Group LLC to be held by Morgans Hotel Group LLC following the contribution of the hotel properties (and prior to the contribution of the management company) is fixed;

  •
  the transfers of the hotel properties and the management company are being conducted separately so that in the first instance (before consideration is received for the management company) all of the membership units in Morgans Group LLC held by Morgans Hotel Group LLC can be distributed and exchanged for shares of common stock and in the second instance a fixed number of membership units in Morgans Group LLC (reflecting management's estimate of the fair market value of MHG Management Company) can be retained by Morgans Hotel Group LLC and not exchanged for shares of common stock; and

  •
  for the supplemental information of the Staff, the lenders under the mortgage indebtedness being repaid out of the net proceeds of the loan to MHG Management Company do not include any affiliates of Morgans Hotel Group LLC or the underwriters.

16.
Please identify each interest that Morgans Hotel Group LLC will contribute to Morgans Group LLC, as reflected in Section 1.2 of the Formation and Structuring Agreement. If any additional interests not identified in the agreement are being transferred, please disclose those interests as well.

        The Company has asked us to advise the Staff supplementally that the Section entitled "Formation and Structuring Transactions" beginning on page 35 of Amendment No. 1 has been expanded to identify each material interest that Morgans Hotel Group LLC will contribute to Morgans Group LLC. The Company has asked us to advise the Staff supplementally that no additional interests not identified in the Formation and Structuring Agreement are being transferred.

17.
Please explain what, if any, assets will be held by Morgans Hotel Group LLC following the contribution. Please be specific as to the nature of the "other interests" to be retained by Morgans Hotel Group LLC. Also, please quantify any remaining interests in Morgans Group LLC, other than your own, following the transfer of units to you by entities affiliated with Messrs. Hamamoto, Scheetz and Schrager. Finally, please quantify the dollar value of redeemable membership interests and shares to be held by each entity or individual involved in your formation transactions.

        The Company has asked us to advise the Staff supplementally that:

  •
  The only assets to be retained by Morgans Hotel Group LLC immediately following the contribution of its interests in its subsidiaries are: (i) residual interests in properties previously sold or otherwise transferred and no longer operated, (ii) cash balances, which will be distributed to the members in Morgans Hotel Group LLC as part of the Formation and Structuring Transactions, and (iii) MHG Management Company, which will be contributed to Morgans Group LLC as part of the Formation and Structuring Transactions. For the supplemental information of the Staff, these include dormant entities and entities no longer owning any assets other than residual interests.

  •
  The section entitled "Formation and Structuring Transactions" beginning on page 35 of Amendment No. 1 has been expanded to clearly quantify that the only interest in Morgans Group LLC that is not owned by the public company is the interest owned by Morgans Hotel Group LLC, which has a value based on the IPO price of $20 million.

  •
  The section entitled "Formation and Structuring Transactions" beginning on page 35 of Amendment No. 1 has been expanded to quantify the dollar value (based on the IPO price) of membership interests held by Morgans Hotel Group LLC and the shares to be held by each entity or individual involved in the Formation and Structuring Transactions.

18.
Please describe in more detail the terms of redemption and exchange provided for in the limited liability company agreement of Morgans Group LLC. Provide similar disclosure regarding the terms for redemption or exchange for the membership interests of Morgans Hotel Group LLC.

        The Company has asked us to advise the Staff supplementally that the section entitled "Formation and Structuring Transactions" beginning on page 35 of Amendment No. 1 has been expanded to describe in more detail the terms of redemption and exchange provided for in the limited liability company agreement of Morgans Group LLC, with a cross-reference to the detailed description of the limited liability company agreement of Morgans Group LLC beginning on page 127 of Amendment No. 1 under "Description of the Operating Agreement of Morgans Group LLC". For the supplemental information of the Staff, the terms for redemption or exchange of the membership interests in Morgans Hotel Group LLC are the same as applicable to all membership units described under "Description of the Operating Agreement of Morgans Group LLC" and membership interests in Morgans Hotel Group LLC are not exchangeable or redeemable for membership interests in Morgans Group LLC or any other entity.

19.
Footnote (3) to the table on page 33 suggests that the distribution and exchange of Morgans Group LLC membership interests owned by Morgan Hotel Group LLC may not occur. Please revise the narrative leading into the table to discuss the conditions, if any, to the distribution and exchange.

        The Company has asked us to advise the Staff supplementally that there are no conditions to the distribution of the Morgans Group LLC membership units held by Morgans Hotel Group LLC and that the redemption/exchange of those units for shares of common stock is subject to the limitations described under "Description of the Operating Agreement of Morgans Group LLC", including that no redemption/exchange may occur prior to the 12 month anniversary of the consummation of the initial public offering. Disclosure to that effect has been added under "Formation and Structuring Transactions" on page 35 of Amendment No. 1.

20.
Please discuss the impact on your management resulting from the formation and structuring transactions.

        The Company has asked us to advise the Staff supplementally that management of the properties being contributed to Morgans Group LLC will not be impacted by the consummation of the Formation and Structuring Transactions. Disclosure to the effect that MHG Management Company will continue to manage the hotel properties owned by Morgans Group LLC has been added under "Formation and Structuring Transactions" on page 35 of Amendment No. 1.

Capitalization, page 36

21.
Please revise to remove cash and cash equivalents and restricted cash from your capitalization table.

        The Company has asked us to advise the Staff supplementally that cash and cash equivalents and restricted cash have been removed from the "Capitalization" table on page 43 of Amendment No. 1.

Management's Discussion and Analysis of Financial Condition.... page 42

Overview, page 42

22.
Please revise the Overview to discuss your history of net losses and to explain the reasons for increasing net losses in light of increases in revenues for each of your last three fiscal years.

        The Company has asked us to advise the Staff supplementally that the "Overview" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" has been revised on page 50 of Amendment No. 1 to disclose that increased interest expense was the primary reason why the Company continued to generate net losses despite increasing revenues.

23.
On page 43, please revise to indicate when each of your management agreements terminates. Also, please explain how the minority interest in your food and beverage joint venture is determined.

        The Company has asked us to advise the Staff supplementally that disclosure has been added under "Overview" on page 50 of Amendment No. 1 to indicate when each management agreement terminates and how the minority interest in the food and beverage joint venture is determined.

Operating Results, page 47

24.
Please explain why food and beverage revenue remained relatively constant in recent periods despite significant increases in room revenue. If room revenue includes some food and beverage service, please make this clear.

        The Company has asked us to refer the Staff to disclosure under "Total Hotel Revenues—Food and beverage revenue" on page 55 of Amendment No. 1 that provides "since our restaurants and bars are destinations in their own right, with a local customer base in addition to hotel guests, their revenue performance is driven by market factors in the local restaurant and bar business in addition to hotel occupancy" for the reason as to why food and beverage revenue remained relatively constant in recent periods despite significant increases in room revenue.

Liquidity and Capital Resources, page 58

25.
Refer to your statement that short-term liquidity needs will be satisfied out of existing working capital and cash provided by operations. Please disclose whether you have in prior periods used debt proceeds to fund short-term liquidity requirements. If so, please revise your disclosure to explain the basis of your belief regarding the satisfaction of short-term liquidity needs going forward.

        The Company has asked us to advise the Staff supplementally that disclosure has been added under "Liquidity and Capital Resources" on page 65 of Amendment No. 1 to (i) clarify that the Company funded its short-term liquidity requirements, for the periods presented, through various sources of capital, including operating activities, working capital and contributions from the predecessor, and (ii) expand the basis of the Company's belief regarding satisfaction of short-term liquidity requirements going forward.

26.
Please expand your discussion of liquidity to include:

•
the TCI Chevron put described on page 77;

•
the phase-out of property tax abatements described on page 16;

•
the potential acceleration of debt related to I.S. London and the proposed refinancing;

•
a more detailed description of the reserve requirements contained in your debt instruments, as described on page 100;

•
the put right associated with your Burford Hotels Limited joint venture, as described on page 111.

        The Company has asked us to advise the Staff supplementally that "Liquidity and Capital Resources" on page 65 of Amendment No. 1 has been revised to disclose the Company's short-term liquidity requirements as: (i) $2.8 million after March 2006 to fund the Chevron put described under "Our Business and Properties—Individual—Property Information—Hudson" on page 85 of Amendment No. 1, (ii) working capital to fund our reserve accounts, and (iii) the phase-out from July 2008 through July 2012 of approximately $3.1 million in annual benefits resulting from the property tax abatement at Hudson. A more detailed description of the reserve requirements contained in the Company's debt instruments is included on page 65 of Amendment No. 1 under "Liquidity and Capital Resources".

        The Company has asked us to advise the Staff supplementally that the put right associated with the Burford Hotels Limited joint venture is very unlikely to occur and is thus not considered by management as constituting a short-term liquidity requirement.

        For the supplemental information of the Staff, the Company has asked us to advise the Staff that the debt related to I.S. London was refinanced in November 2005.

Investing Activities, page 59

27.
Please explain why your debt service shortfall payments to I.S. London have increased from period to period and clarify whether the payments made in 2004 and 2003 were also related to these shortfalls.

        The Company has asked us to advise the Staff supplementally that the Company has revised the disclosure under "Liquidity and Capital Resources—Investing Activities" on page 66 of Amendment No. 1 to clarify that the fundings to I.S. London Ltd. increased for the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004 due to increased principal amortization, interest and loan fees.

Financing Activities, page 59

28.
Refer to disclosure on page 60 that $82.9 million was used to repay corporate debt of Morgans Hotel Group LLC. Please explain the nature of this debt in more detail and identify the lenders.

        The Company has asked us to advise the Staff supplementally that the Company has revised the disclosure under "Liquidity and Capital Resources—Financing Activities" on page 67 of Amendment No. 1 to explain that the majority of the $83.2 million distributed to Morgans Hotel Group LLC was used to repay the convertible debt and preferred equity of Income Opportunity Fund, an investor in Morgans Hotel Group LLC.

Debt, page 60

29.
Please account for the $6 million difference between the debt referred to in this section and the $659.8 million referred to on page 64.

        The Company has asked us to advise the Staff supplementally that the disclosure on page 68 of Amendment No. 1 under "Debt" has been revised to add the lease of two condominium units at Hudson which are reflected as capital leases with balances of $6.2 million at September 30, 2005, which accounts for the $6 million difference.

30.
Specifically describe and quantify the debt service coverage requirements under the Hotel Debt. Please disclose whether you currently are in compliance with those covenants and whether you will continue to be in compliance following the public offering.

        The Company has asked us to advise the Staff supplementally that the Company has revised the disclosure under "Debt" on page 68 of Amendment No. 1 to describe and quantify the debt service coverage requirements and to confirm that the Company is currently in compliance with its debt service coverage covenant and expects to continue to be in compliance following the completion of this offering.

Contractual Obligations, page 60

31.
On page 61, please explain in more detail how the Blackacre preferred return is calculated. Also, please explain the circumstances under which you may be required to purchase Blackacre's membership.

        The Company has asked us to advise the Staff supplementally that the Company has updated the disclosure under "Contractual Obligations" on page 69 of Amendment No. 1 to reflect the refinancing of Shore Club debt in November 2005 whereby Blackacre's Class B and Class C membership interests were redeemed which in turn relieved the Company of any future liability towards Blackacre.

Quantitative and Qualitative Disclosures About Market Risk, page 64

32.
Please disclose the limit on upward adjustments to variable rate debt as a result of your hedge agreements, which cap the applicable LIBOR rate at 4.25%, and disclose when these hedges expire.

        The Company has asked us to advise the Staff supplementally that the Company has revised the disclosure under "Quantitative and Qualitative Disclosures About Market Risk" on page 72 of Amendment No. 1 to disclose that the maximum annual amount the interest expense would increase on the Company's variable rate debt is $2.6 million due to the Company's interest rate cap agreement that expires in July 2007.

Currency Exchange Risk, page 64

33.
Please quantify this risk to the extent you consider it to be material. Discuss how much of your earnings are subject to repatriation and what impact a change in prevailing rates could have.

        The Company has asked us to advise the Staff supplementally that the Company has revised the disclosure under "Currency Exchange Risk" on page 72 of Amendment No. 1 to disclose that: (i) the Company has not repatriated earnings from its London hotels because of its historical net losses from its United Kingdom operations, and (ii) the impact of changes in prevailing exchange rates are currently limited to the value of the Company's equity in I.S. Europe Limited.

Our Business and Properties, page 65

34.
Refer to an October 28, 2004 story in Caterer and Hotelkeeper. Please discuss your plans to sell the Sanderson and St. Martins Lane hotels, if any.

        The Company has asked us to advise the Staff supplementally that its U.K. joint venture with Burford Hotels has no current plans to sell St. Martins Lane or Sanderson. In 2004, the joint venture retained an agent to market St. Martins Lane and Sanderson and those marketing efforts continued through March 2005. In March 2005, the joint venture decided not to sell St. Martins Lane and Sanderson and in November 2005 refinanced the indebtedness of these two London hotels.

35.
Where relevant, please discuss your experience with larger formats in more detail and any practical limitations on your ability to expand. We note in this regard that the average daily rate and revPAR for your Hudson property are significantly lower than all of your other properties expect for the Clift, which only recently came out of bankruptcy. We further note, from page 12, that you have "relatively high" fixed operating costs.

        For the supplemental information of the Staff, the Company has asked us to advise the Staff that while Hudson has the second lowest RevPAR of the Company's hotel properties, it has the highest operating income of the Company's hotel properties. See "Our Business and Properties—Our Hotel Properties" on page 82 of Amendment No. 1.

        For the further supplemental information of the Staff, the reference to "relatively high" fixed operating costs under "Risk Factors—Boutique hotels are a highly competitive segment of the hospitality industry, which is generally subject to greater volatility than other segments of the industry. As a result, if we are unable to compete effectively or an economic slowdown occurs, our business and operations will be adversely affected by declines in our average daily room rates or occupancy" is a comparison to other classes of hotels that we believe do not provide the distinctive lodging experience provided by the Company's hotel properties.

36.
Please provide objective support for, carefully define, and quantify if possible the key terms contained in the following assertions here and in your prospectus summary:

•
that you are widely credited with "establishing and defining" the boutique hotel sector;

•
that the boutique hotel sector is "rapidly expanding;"

•
that each of your properties was designed by a "world-renowned" designer;

•
that your hotels enjoy "increased" occupancy levels and pricing power. In responding to this comment, please provide investors with a frame of reference, including average occupancy and pricing rates in your key markets;

•
that your hotels enjoy "sustained" customer loyalty;

•
that your hotels have "the potential for superior" revPAR. In responding to this comment, please explain on page 67 the basis for your belief and provide investors with a frame of reference;

•
that the Zagat survey ranks certain of your restaurants as "among the most popular" in New York, Los Angeles and London and that they attract "significant" local customers;

•
that you have achieved an "exceptional customer satisfaction rating;"

•
that your brands offer "highly attractive opportunities" to expand and export your business and improve your ability to secure joint ventures and management agreements;

•
that your managers have "extensive" experience in all disciplines necessary to operate and grow your business. Please remove references throughout your prospectus to the aggregate or average experience of your managers. A discussion of specific managers with applicable experience is acceptable. Also, please indicate on page 68 which—if any—of your managers enjoys public company experience;

•
that your service level is "unparalleled;"

•
that your property management systems improve your profitability;

•
that your sales and catering system comprises a "powerful strategic tool;"

•
that your customer relationship management system lowers your operating costs and increases your revenues (please be specific).

  In general, you should avoid describing yourself with loose marketing-oriented phrases that are not objectively verifiable.

  The Company's response is provided below in the order in which the Staff made its comment:

  •
  that you are widely credited with "establishing and defining" the boutique hotel sector;

  On behalf of the Company, we are separately submitting to the Staff copies of articles from the Wall Street Journal, the September 2005 edition of PriceWaterhouseCoopers' "Hospitality Directions", USA Today, savvytraveller.org and Guardian Unlimited that support the Company's statement that it is so credited.

  •
  that the boutique hotel sector is "rapidly expanding;"

  On behalf of the Company, we are separately submitting to the Staff copies of two articles from www.boutiquehotelsandresorts.com and one article from The Tennessean, that support the Company's statement that the boutique sector is rapidly expanding.

  •
  that each of your properties was designed by a "world-renowned" designer;

    On behalf of the Company, we are separately submitting to the Staff copies of articles from Vanity Fair with regard to Andrée Putman (who designed Morgans), The New York Times with regard to Philippe Starck (who designed Hudson, Delano, Mondrian, Clift, St. Martins Lane and Sanderson), and a biography with regard to David Chipperfield (who designed Shore Club).

  •
  that your hotels enjoy "increased" occupancy levels and pricing power. In responding to this comment, please provide investors with a frame of reference, including average occupancy and pricing rates in your key markets;

  The Company has asked us to advise the Staff supplementally that the Company believes the combination of lodging and social experiences, and association with the Company's brands, increases the Company's occupancy levels and pricing power.

  With regard to increased occupancy levels, for the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004, each of the Company's hotels (other than the two London hotels) experienced an increase in occupancy. See "Our Business and Properties—Individual Property Information" beginning on page 83 of Amendment No. 1.

  With regard to increased pricing power, for the nine months ended September 30, 2005 as compared to the nine months ended September 30, 2004, each of the Company's hotels experienced an increase in ADR. See "Our Business and Properties—Individual Property Information" beginning on page 83 of Amendment No. 1.

  Finally, the Company has asked us to advise the Staff supplementally that the Company believes the charts beginning on page 100 of Amendment No. 1 under "Industry Overview—Market Overview" showing the historical performance of the Company's hotels in comparison to the average in each key market provides investors with a frame of reference.

  •
  that your hotels enjoy "sustained" customer loyalty;

  The Company has asked us to advise the Staff supplementally that the Company believes that the distinctive lodging experience of its hotels translates into sustained customer loyalty. However, in considering the Staff's comment, the Company has decided to revise the disclosure on page 75 of Amendment No. 1 to remove the reference to "sustained".

  •
  that your hotels have "the potential for superior" revPAR. In responding to this comment, please explain on page 67 the basis for your belief and provide investors with a frame of reference;

  The Company has asked us to advise the Staff that the Company believes the distinctive lodging experience at its hotels translates into potential for superior RevPAR. The Company's statement is a belief in forward-looking RevPAR growth based on its distinctive lodging experience. The statement is not objectively verifiable but investors are able to refer to the historical RevPAR performance of the Company's hotels in comparison to the RevPAR average in each of the Company's key markets to determine if past RevPAR performance of the Company's hotels is an indication of its future "potential for superior" RevPAR.

  •
  that the Zagat survey ranks certain of your restaurants as "among the most popular" in New York, Los Angeles and London and that they attract "significant" local customers;

  The Company has asked us to advise the Staff supplementally that the 2005 Zagat Survey of restaurants in New York, Los Angeles, and London rank Asia de Cuba as one of the 50 most popular restaurants in each of those cities. On behalf of the Company, we are separately submitting to the Staff copies of the 2005 Zagat Surveys. The Company believes this strong ranking is a result of patronage by hotel guests but also significant patronage from the local community.

  •
  that you have achieved an "exceptional customer satisfaction rating;"

    The Company has asked us to advise the Staff supplementally that the Company regularly evaluates customer satisfaction using third-party customer research and has achieved customer satisfaction ratings for its hospitality that often exceeds that of comparable hotels. The Company has revised the disclosure under "Our Business and Properties—Distinctive Lodging Experience" on page 76 of Amendment No. 1 to report the results of such research.

  •
  that your brands offer "highly attractive opportunities" to expand and export your business and improve your ability to secure joint ventures and management agreements;

  The Company has asked us to advise the Staff supplementally that the Company believes the strength of its brands offer highly attractive opportunities to grow its business. However, in considering the Staff's comment, the Company has revised the disclosure on page 76 of Amendment No. 1 to remove the reference to "highly".

  •
  that your managers have "extensive" experience in all disciplines necessary to operate and grow your business. Please remove references throughout your prospectus to the aggregate or average experience of your managers. A discussion of specific managers with applicable experience is acceptable. Also, please indicate on page 68 which—if any—of your managers enjoys public company experience;

  The Company has asked us to advise the Staff supplementally that the disclosure has been revised under "Our Business and Properties—Experienced Management Team and Extensive Infrastructure" on pages 76 and 77 of Amendment No. 1 to define the group of individuals who are being referenced. The Company has also revised the disclosure on page 77 of Amendment No. 1 to disclose that, other than the Company's Chief Financial Officer, no member of the Company's management team has been an officer of a public company.

  •
  that your service level is "unparalleled;"

  The Company has asked us to advise the Staff supplementally that it has removed the reference to "unparalleled" service from page 82 of Amendment No. 1 and replaced it with "outstanding personalized" service. The Company would refer the Staff to its response above to substantiate its claim to the level of hospitality offered its guests.

  •
  that your property management systems improve your profitability;

  The Company has asked us to advise the Staff supplementally that the Company believes its property management system improves profitability for a global hotel organization such as the Company. The property management system is designed for comprehensive guest management by, among other things, allowing the user to track and retrieve information pertaining to guests, groups and company accounts. Additional features of this system allow the user to extract information on a customized basis from its customer database. Accordingly, the Company believes its property management system allows it to improve profitability by efficiently tracking and retrieving information pertaining to its guests. This increases the possibility of maximizing revenue by allowing the Company to efficiently respond and cater to guest demands and trends and decreases expenses by centralizing the information database in an easy to use format.

  •
  that your sales and catering system comprises a "powerful strategic tool;"

  The Company has asked us to advise the Staff supplementally that the Company believes its sales and catering system comprises a powerful strategic tool. The Company believes its sales and catering system is one of the most technologically advanced systems available to hotel operators. Much like the property management system, it is designed for comprehensive management of the Company's sales and catering functions by providing a centralized database that tracks the Company's sales and catering and relevant trends and allows users to access the information in an easy to use format. However, the Company in considering the Staff's comment has removed the reference to "powerful" on page 95 of Amendment No. 1.

  •
  that your customer relationship management system lowers your operating costs and increases your revenues (please be specific).

  The Company has asked us to advise the Staff supplementally that the Company believes its customer relationship management system results in increased revenues. This centralized database tracks guest sales history and guest preferences to provide the Company's staff in its hotels and sales agents with a method of efficiently responding to and targeting guest needs. The Company believes this results in increased revenues. In considering the Staff's comment, the Company has removed the reference to lowering its operating costs under "Our Business and Properties—Integration and Centralization Efforts" on page 95 of Amendment No. 1.

Our Growth Strategy, page 70

37.
Please quantify what you mean by "strong" internal and external growth.

        The Company has asked us to advise the Staff supplementally that it has removed the references to "strong" that modified internal and external growth from pages 78 and 79 of Amendment No. 1 under the section "Our Business and Properties—Our Growth Strategy".

Internal Growth, page 70

38.
Please provide copies of all reports cited here and in your industry overview and indicate whether any of these reports were prepared for you. Also, please disclose that the 2005 data is annualized and may not be indicative of full-year results. If you are aware of any seasonal factors that could reduce growth rates calculated on an annualized basis, please discuss them here.

        On behalf of the Company, we are separately submitting to the Staff copies of all reports relied upon for certain market and industry data cited in the Registration Statement. The Company has marked each report with notations to expedite the Staff's review.

        The Company has asked us to advise the Staff that: the Smith Travel Research and Deloitte Hotel Benchmark Global Performance Review reports are available to the general public through subscription; the BAA report is available through a public website accessed free of charge; Smith Travel Research, BAA and Deloitte Hotel Benchmark Global Performance Review, in the ordinary course of their business, provide analysis of hospitality and tourism trends; and the reports were neither commissioned nor prepared specifically for use in the Registration Statement.

        The Company has revised the charts under "Industry Overview" beginning on page 99 of Amendment No. 1 to footnote that the annualized data may not be indicative of full year results. The Company would further reference the Staff to the disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations" on page 69 of Amendment No. 1, which shows the Company experiences seasonality but that the impact is not material.

External Growth, page 71

Target Markets, page 71

39.
Please discuss the limitations placed on your ability to expand internationally in light of your commitments under the Burford Hotels Limited joint venture.

        The Company has asked us to advise the Staff supplementally that based on its relationship with the joint venture partner and the right of the parties under the joint venture agreement, management does not believe that the commitments under the joint venture agreement will limit the Company's ability to expand internationally.

Brand Extensions, page 72

40.
Refer to your statement that heightened levels of residential sales activity may reflect an opportunity to generate proceeds for reinvestment. Please explain what you mean by this and disclose the basis of your belief.

        The Company has asked us to advise the Staff supplementally that it has considered the Staff's comment and has revised the sentence regarding heightened levels of residential sales activity under "Our Business and Properties—Brand Extensions" on page 80 of Amendment No. 1 to state that the Company also believes that, based on market trends, it may have growth opportunities through the extension of its brands "into condominium development and other residential projects, including condominiums or apartments with hotel services provided and condominiums that may be contributed to a hotel rental pool when not occupied by the owner, or otherwise."

Company History, page 72

41.
Please discuss the departure of Mr. Schrager and any recent asset sales, including the Paramount and Miramar hotels.

        The Company has asked us to advise the Staff supplementally that it has added disclosure to discuss the departure of Mr. Schrager and recent asset sales under "Our Business and Properties—Company History" on page 80 of Amendment No. 1.

Our Hotel Properties, page 74

42.
We note that you have presented a non-GAAP measure, operating income before depreciation, in your chart presenting certain summarized information by property. In order to present non-GAAP measures, a reconciliation of the differences between the non-GAAP financial measures disclosed with the most directly comparable financial measure calculated and presented in accordance with GAAP must be presented. For reference, please see Item 10(e)(1)(i)(B) of Regulation S-K. Since operating income per property is not reported, please revise your chart accordingly.

        The Company has asked us to advise the Staff supplementally that it has considered the Staff's comment and has removed the line item entitled "Operating Income Before Depreciation" on page 82 of Amendment No. 1 under "Our Business and Properties—Our Hotel Properties" and from each of the tables beginning on page 84 of Amendment No. 1 under "Our Business and Properties—Individual Property Information".

43.
We note that you have presented information in this chart related to equity method joint ventures. Since you derive revenue from your wholly-owned properties differently than from these joint ventures, the information related to these properties should be presented separately. Please revise your filing accordingly.

        The Company has asked us to advise the Staff supplementally that it has revised the table under "Our Business and Properties—Our Hotel Properties" on page 82 of Amendment No. 1 to present the information regarding the Company's Owned Hotels separately from the information regarding the Company's Joint Venture Hotels.

44.
For each hotel that you do not own in fee simple, please describe in more detail the terms of your management agreement.

        The Company has asked us to advise the Staff supplementally that footnote (3) to the chart relating to the three Joint Venture Hotels under "Our Business and Properties—Our Hotel Properties" on page 83 of Amendment No. 1 refers the investor to the more detailed terms of the management agreements described under "Certain Relationships and Related Party Transactions" beginning on page 115 of Amendment No. 1.

        For the supplemental information of the Staff, the terms of the management agreements for two of the Owned Hotels, where the ownership interest is not fee simple (Clift and Hudson), have not been described because like the other four Owned Hotels (Delano, Royalton, Mondrian and Morgans), the revenues and expenses related to the management agreement are eliminated in presenting combined financial statements.

Individual Property Information

Hudson, page 77

45.
You disclose that you own approximately 91% and lease 4% of the square footage of the Hudson building on page 77; however, you also disclose that you have a 100% interest in the Hudson in the charts on pages 2 and 66. Please reconcile these differences and revise your disclosure appropriately.

        The Company has asked us to advise the Staff supplementally that it has revised the disclosure throughout the Registration Statement to clarify that the Company owns 100% of Hudson, which is a part of a property that is structured as a condominium, in which Hudson constitutes 96% of the square footage of the entire building. Hudson has a total of 920 rooms, including 118 single room occupancies, or SROs, of which 21 are vacant.

46.
You disclose that you leased your interests in Hudson in 2000 to Hudson Leaseco LLC, an entity in which you own a 0.1% interest. Please provide us with more information regarding your relationship with this entity and how you have accounted for the entire transaction. Cite the accounting literature relied upon in your response.

        For the supplemental information of the Staff, the Company has asked us to advise the Staff as follows regarding the relationship between the Company and Hudson Leaseco LLC and how it has accounted for the lease of its interests in Hudson to Hudson Leaseco LLC.

        Hudson Leaseco LLC is owned by a wholly-owned subsidiary of Morgans Hotel Group LLC and Chevron TCI, Inc., with 0.1% and 99.9% interests, respectively. The wholly-owned subsidiary of Morgans Hotel Group LLC is the managing member of Hudson Leaseco and is being contributed to Morgans Group LLC in the Formation and Structuring Transactions.

        Hudson Leaseco LLC was formed for the purpose of operating Hudson and to allow its members to take advantage of federal rehabilitation tax credits.

        Hudson Leaseco LLC entered into a lease agreement with Henry Hudson Holdings LLC, a wholly-owned subsidiary of Morgans Hotel Group LLC, to lease and operate Hudson under a 35-year lease. As a result of the Formation and Structuring Transactions, Henry Hudson Holdings LLC will become a wholly-owned subsidiary of Morgans Group LLC.

        The accounting for the sale of the historic tax credits is based on the guidance of Statement of Financial Accounting Standards No. 66, Accounting for Sales of Real Estate (SFAS 66), as the historic tax credits are an "attribute" or part of the value of the real estate. Accordingly, the gain attributable to the sale of the historic tax credits was recognized in accordance with the provisions of Statement of Financial Accounting Standards No. 66. According to the Hudson Leaseco LLC Operating Agreement, repayment to Chevron TCI, Inc. for the historic tax credits by Morgans Hotel Group LLC can only occur in the event of liquidation during the tax recapture period or the period which Morgans Hotel Group LLC is required to have continuing involvement in operating Hudson hotel. As a result of Morgans Hotel Group LLC's continuing involvement in the operations of Hudson hotel, this transaction does not qualify for profit recognition under the full accrual method and the gain has therefore been deferred and is being recognized over the obligation period (see paragraph 30 of SFAS 66).

47.
Please explain in more detail what an SRO is and who occupies these rooms.

        The Company has asked us to advise the Staff supplementally that disclosure has been added under "Our Business and Properties—Individual Property Information—Hudson" and throughout the Registration Statement to clarify that: (i) SROs are single room dwelling units, (ii) each SRO is for occupancy by a single eligible individual, (iii) the unit need not, but may, contain food preparation or sanitary facilities, or both, and (iv) SROs remain from the prior ownership of the building and the Company is by statute required to maintain these long-term tenants, unless the Company gets their consent, as long as the tenants of the SROs pay the Company their rent.

Clift, page 82

48.
You disclose in Note 2, page F-9, that no impairment write-downs were recorded during the six months ended June 30, 2005 or the years ended December 31, 2004, 2003, or 2002. In light of the continuing operating losses at Clift and the filing for bankruptcy by Clift Holdings LLC in August 2003, please tell us how you determined that no impairment existed during the periods covered by your financial statements. Reference is made to SFAS 144.

        For the supplemental information of the Staff, the Company has asked us to advise the Staff as follows regarding its impairment analysis with respect to the Clift:

        During 2002, 2003 and 2004, Clift Holdings LLC experienced net losses and cash flow deficits which under SFAS 144 are events that indicate that the carrying value of the asset may be impaired, requiring the Company to test for impairment. At the 2002 and 2003 year end, the carrying value of the Clift property and equipment was supported by discounted cash flow analyses performed by the Company. In July 2004, a third party appraisal of Clift was produced by PKF Consulting in connection with the bankruptcy reorganization plan. The appraised value was $90.7 million. At December 31, 2004 the carrying value of Clift's property and equipment was $90.9 million. As a result, the Company concluded that no impairment existed during the periods covered by the financial statements.

Employees, page 88

49.
Refer to a November 6, 2005 story in the New York Times. Please tell us whether you are a member of the "mutual assistance pact" discussed in that story and, if so, please discuss its terms.

        For the supplemental information of the Staff, the Company has asked us to advise the Staff that it is not a party to the "mutual assistance pact" referred to in the November 6, 2005 story from The New York Times.

Mortgage and Other Indebtedness Outstanding After This Offering, page 100

50.
With regard to the $106.2 million in mezzanine loans, please explain in more detail the conditions necessary to effect your option to extend the maturity date.

        The Company has asked us to advise the Staff supplementally that the section entitled "Mortgage and Other Indebtedness Outstanding After This Offering" on page 108 of Amendment No. 1 has been revised to discuss the conditions necessary to extend the maturity date of the mezzanine loans. For the supplemental information of the Staff, the Company has asked us to advise the Staff that it expects to repay (i) the full $106.2 million of mezzanine loans with the proceeds of the offering as disclosed on page 41 of Amendment No. 1 under "Use of Proceeds" and (ii) a portion of the mortgage notes with the proceeds of the MHG Management Company secured term loan facility and proceeds of the offering.

51.
Please denominate the loan to I.S. London in U.S. dollars. Also, please describe your liability under this loan. If you are liable, please tell us why you have not discussed this loan in your section on liquidity or revise accordingly.

        The Company has asked us to advise the Staff supplementally that the indebtedness of I.S. London, which has been renamed Morgans Hotel Group London Limited, was refinanced during November 2005. A description of the new debt has been included under "Mortgage and Other Indebtedness Outstanding After This Offering" on page 109 of Amendment No. 1, including denomination of the British pound amounts into U.S. dollars. The Company has also revised the disclosure under "Mortgage and Other Indebtedness Outstanding After This Offering" on page 109 of Amendment No. 1 to clarify that I.S. London Limited is the party liable under the loan, which is why the loan is not discussed in the Company's liquidity section.

Management, page 102

52.
We note that the Clift hotel emerged from bankruptcy in 2004. Please provide the disclosure required by Item 401(f)(1) of Regulation S-K as applicable to each of your executive officers and directors.

        The Company has asked us to advise the Staff supplementally that David Hamamoto, the Company's Chairman, and W. Edward Scheetz, the Company's Chief Executive Officer, were directors of Clift Holdings LLC at the time of the bankruptcy filing. The Company has provided the disclosure required by Item 401(f)(1) of Regulation S-K on page 113 of Amendment No. 1. The Company has asked us to advise the Staff supplementally that no other director or executive officer of the Company was an executive officer of Clift Holdings LLC (the entity that filed the bankruptcy petition in August 2003) at or within two years before the time of its bankruptcy filing.

Certain Relationships and Related Party Transactions, page 107

53.
Please identify affiliated holders of interests in Northstar Partnership L.P., RSA Associates L.P. and Morgans Hotel Group, to the extent these interests are not held through NorthStar and RSA, and quantify those interests.

        The Company has asked us to advise the Staff supplementally that Messrs. Scheetz and Gordon, who are executive officers of the Company, and Mr. Hamamoto, who is Chairman of the Company, are direct or indirect holders of interests in NorthStar Partnership L.P., and by virtue of such ownership, will receive shares of common stock initially issued to NorthStar Partnership L.P. and will have an indirect pecuniary interest in the membership interest in Morgans Group LLC retained by Morgans Hotel Group LLC (by virtue of NorthStar Partnership L.P.'s indirect ownership of Morgans Hotel Group LLC). The section entitled "Certain Relationships and Related Party Transactions" beginning on page 115 of Amendment No. 1 has been revised to quantify the indirect pecuniary interest of these executive officers. No other affiliated holders of interests in Northstar Partnership L.P., RSA Associates L.P. and Morgans Hotel Group Co. hold their interests other than through NorthStar Partnership L.P. or RSA Associates L.P.

54.
For each transaction, please disclose the amounts paid or received since the beginning of your last fiscal year or that of your predecessor.

        The Company has asked us to advise the Staff supplementally that the section entitled "Certain Relationships and Related Party Transactions—Agreements with Ian Schrager" beginning on page 118 of Amendment No. 1 has been revised, where applicable, to disclose the amounts paid or received since the beginning of the last fiscal year.

Agreements with Ian Schrager, page 109

55.
Please explain the bonus structure. Where relevant, please discuss Mr. Schrager's ability to compete with you.

        The Company has asked us to advise the Staff supplementally that the section entitled "Certain Relationships and Related Party Transactions—Agreements with Ian Schrager" beginning on page 118 of Amendment No. 1 has been revised to clarify the bonus structure applicable to Mr. Schrager and to clearly state that Mr. Schrager is not restricted in his ability to compete with the Company.

Option Agreement, page 110

56.
Please quantify the put, disclose the source of funds to satisfy it, and explain the reason for providing RSA Associates LP with this right. Also, please disclose what the purchase price for 5% of Morgans

  Hotel Group LLC would have been, had RSA Associates decided to exercise it. Finally, please revise to clarify Mr. Schrager's interest in this agreement.

        The Company has asked us to advise the Staff supplementally that the section entitled "Certain Relationships and Related Party Transactions—Agreements with Ian Schrager" beginning on page 118 of Amendment No. 1 has been revised to (i) quantify the put price, (ii) clarify that the put price is being paid by Morgans Hotel Group LLC and not with the net proceeds of the offering, and (iii) state that Mr. Schrager controls RSA GP Corp., the general partner of RSA Associates, L.P. For the supplemental information of the Staff, the option/put right was first granted to Mr. Schrager in 1998 as part of the arrangements relating to NorthStar's investment in Morgans Hotel Group LLC, and the option price would have been approximately $7.7 million.

Joint Venture Agreements, page 110

57.
Please disclose and quantify the interest of any of your directors, executive officers, or five percent stockholders in each of the joint ventures. Provide similar disclosure with respect to Philips South Beach, LLC.

        The Company has asked us to advise the Staff supplementally that no director, executive officer or five percent stockholder holds a direct interest in any of the joint ventures, including Philips South Beach, LLC.

58.
Please identify the hotels associated with each of the joint venture agreements. In the case of the Hudson and Clift hotels, please disclose when you are required to satisfy the management fee, in the event of losses.

        The Company has asked us to advise the Staff supplementally that the disclosure has been revised under "Certain Relationships and Related Party Transactions—Joint Venture Agreements" on page 119 of Amendment No. 1 to identify more prominently which hotels are associated with which joint ventures. In addition, the Company has revised the disclosure on page 120 of Amendment No. 1 to make clear that in the case of Hudson and Clift, the Company is currently funding all losses and guaranteeing the management fee.

59.
With respect to the buyout provisions, please disclose the EBITDA multiple for each joint venture and disclose whether either party may force (via put or call) the other party to buy or sell its interest. In the event that a sale may be forced, please expand your discussion of liquidity to cover this contingent obligation, including the potential liability based on current EBITDA levels.

        The Company has asked us to advise the Staff supplementally that the disclosure has been revised on page 120 of Amendment No. 1 to disclose the EBITDA multiple for each joint venture. For the supplemental information of the Staff, no party has the right under either joint venture to force the other party to buy its interest.

Burford Hotels Limited Joint Venture, page 111

60.
Please discuss any financial parameters relevant to the offer that one party may make and that the other party may be forced to accept. Also, please disclose whether the purchase price must be paid in cash.

        The Company has asked us to advise the Staff supplementally that there are no financial parameters to the buy-out right other than the requirement disclosed on page 120 of Amendment No. 1 under "Certain Relationships and Related Party Transations—Burford Hotels Limited Joint Venture" that the price per share be the same as that originally offered. The Company further advises the Staff that the purchase price must be paid in cash and the disclosure has been revised accordingly on page 121 of Amendment No. 1.

Ownership and Management of Shore Club, page 112

61.
Please explain in more detail the basis for and potential amount of incentive payments. Also, please discuss the "customary termination provisions" in detail and indicate whether the hotel has failed to meet the required percentage of its operating profit projection or occupancy requirement in any year. Explain briefly why the occupancy requirement is tied to Delano.

        The Company has asked us to advise the Staff supplementally that the disclosure under "Certain Relationships and Related Party Transactions—Ownership and Management of Shore Club" on page 121 of Amendment No. 1 has been expanded to summarize (i) the basis for calculation of the Company's incentive payments, (ii) the "customary termination provisions", and (iii) a brief explanation of why the occupancy requirement is tied to Delano. The disclosure has been further expanded to confirm that the Shore Club has met the required percentage of its operating profit projection or occupancy requirement in each year to date.

NorthStar Hospitality LLC Preferred Equity Interest in Clift, page 112

62.
Separately quantify the amount of each related party's interest in NorthStar's preferred equity payments. Also, please disclose the approximate amount that Northstar will be entitled to receive upon redemption of the preferred equity upon consummation of the IPO and separately disclose each related party's interest in the redemption payments.

        The Company has asked us to advise the Staff supplementally that the disclosure under "Certain Relationships and Related Party Transactions—NorthStar Hospitality LLC Preferred Equity Interest in Clift" on page 122 of Amendment No. 1 has been revised to discuss the related party interests in the payment received by NorthStar and to disclose the approximate amount that Northstar will be entitled to receive upon redemption of the preferred equity upon consummation of the offering.

Principal Stockholders, page 113

63.
In your footnotes, please disclose the affiliations between your officers and directors and your 5% stockholders. Also, please disclose the natural person with voting and investment control over the shares held by your 5% holders.

        The Company has asked us to advise the Staff supplementally that the footnotes to the table under "Principal and Selling Stockholders" on page 123 of Amendment No. 1 have been revised to disclose affiliations between the Company's executive officers and directors (Messrs. Scheetz, Hamamoto and Gordon) and the Company's 5% stockholders (Northstar Partnership, L.P.) and to disclose each person with sole or shared voting or disposition power over the shares of the Company's common stock held by the principal stockholders. The Company has asked us to advise the Staff supplementally that it has been informed by NorthStar Partnership, L.P. that no natural person has beneficial ownership of the Company's securities owned by NorthStar Partnership, L.P.

Description of the Operating Agreement of Morgans Group LLC, page 116

64.
Please disclose any preferences the holders of units may (currently or in the future) enjoy relative to the holders of common stock, other than an allocation of profit or loss. In this regard, we note from page 118 that you may issue "preferred" units.

        The Company has asked us to advise the Staff supplementally that the disclosure under "Description of the Operating Agreement of Morgans Group LLC—Issuance of Additional Units, Common Stock or Convertible Securities" on page 129 of Amendment No. 1 has been expanded to summarize the preferences that holders of units may enjoy relative to the holders of common stock.

Underwriting, page 125

65.
We note from page 127 that a prospectus will be available through the Internet. Please identify any members of the underwriting syndicate that will make copies of the preliminary prospectus available online or will engage in the electronic offer, sale or distribution of the shares. Please provide an analysis of how the underwriters' procedures will comply with Section 5 of the Securities Act. Alternatively, please confirm that their procedures have been reviewed and cleared by the Division's Office of Chief Counsel and that the procedures have not changed since such clearance. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, please promptly supplement your response to identify those members.

        The Company and the underwriters have asked us to advise the Staff supplementally as follows:

        Morgan Stanley & Co. Incorporated ("Morgan Stanley") does not intend to place a prospectus online or otherwise engage in an electronic distribution in connection with this offering.

        Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") has not yet made available on its website an electronic prospectus. Merrill Lynch intends to do so only after the preliminary prospectus is otherwise available.

        It is possible that an electronic prospectus may be posted by a member of the underwriting syndicate. The representatives have advised the Company that none of the agreements they have or expect to have with the other underwriters contractually limits the ability of those underwriters to make an Internet posting. The representatives have also advised the Company that they do not know which, if any, members of the syndicate may place a prospectus online or how they might choose to do so. The representatives currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the registration statement is declared effective. To address the Staff's concern on this point, as in the case of electronic offers, sales or distributions discussed below, the representatives will include in a communication to the potential syndicate members the following:

        "Please be advised that you may not make an online distribution of shares of Morgans Hotel Group Co. common stock unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission and those procedures have not changed."

        In addition, Merrill Lynch intends to use the i-Deal Prospectus Delivery System, or "i-Deal", and "IPO Center" as complementary distribution methods to deliver preliminary prospectus materials for this offering.

        Kristina Schillinger, Esq. of the Securities and Exchange Commission has reviewed the i-Deal and IPO Center procedures to be used by Merrill Lynch. Merrill Lynch continues to employ the same procedures as those reviewed by Ms. Schillinger. We will supplement this response if we become aware of any additional members of the underwriting syndicate seeking to engage in electronic offers, sales or distributions.

        The Company has been advised by the representatives that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the registration statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, the representatives know only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of the shares. Therefore, the representatives do not have an opportunity to make an inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution has been mooted by the declaration of effectiveness of the registration statement.

        To address the Staff's concerns as in the case of electronic postings discussed above, the representatives will include the communication to the potential syndicate members shown above.

66.
We note that your underwriters have performed services for you in the past. Please be more specific as to the nature and timing of those services and the amounts paid.

        The Company has asked us to advise the Staff supplementally that the disclosure under "Underwriters" on page 138 of Amendment No. 1 has been revised to be more specific about the nature and timing of services that is expected to be performed for the Company by the underwriters. For the supplemental information of the Staff, Morgan Stanley and Merrill Lynch have not performed services for the Company in the past but the Company expects that underwriters joining the syndicate may. If none of the underwriters will have performed such services, the disclosure will be revised accordingly.

Directed Share Program, page 128

67.
We note that the underwriters have reserved shares for sale directly to your customers, business associates and other persons. Please tell us the procedures investors must follow in order to purchase the offered securities, including how and when the underwriters or the company will receive communications or funds. In this regard, please describe the process for confirmation and settlement of sales to directed share purchasers, including:

•
whether directed share purchasers will be required to establish accounts before the effective time, and if so, what if any funds will be put in newly established brokerage accounts before the effective date;

•
what, if any, relationship will any funds deposited into new accounts have to the expected price for the shares being allocated to the directed share purchaser; and

•
how the procedures for the directed share program will differ from the procedures for the general offering to the public.

  Also, please provide us with a copy of all materials that you or the underwriters will send to prospective investors in connection with the directed share program.

        The Company has asked us to advise the Staff supplementally as follows:

        At the request of the Company the underwriters will reserve share of Common Stock (the "Stock") for sale to certain friends of the Company ("Invitees") through a Reserved Share Program (the "Program") to be conducted by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). The class of persons for whom shares of Stock will be reserved will be determined by the Company, which will provide Merrill Lynch with the names and addresses of such Invitees along with the maximum number of shares which will be reserved for each such Invitee. Offers and sales of the Stock to Invitees through the Program will be on the same terms as those offered and sold to the general public. Invitees will be invited to participate in the program either by an overnight mailing of materials (Print and Mail Method) or by e-mail (Print Suppression Method).

        Print and Mail Method—Based upon information provided by the Company, Merrill Lynch will prepare and mail to each Invitee a package of materials consisting of a short introductory letter from Merrill Lynch, a letter from the Company describing the Program and its mechanics (the "CEO Letter"), an Indication of Interest Form ("IOI"), and a booklet entitled "How to Respond to the Reserved Share

Program" (the "Booklet"). The package of materials includes a copy of the preliminary prospectus, and a phone number which the Invitee may call if he or she has any questions concerning the Program.

        In addition to explaining the mechanics of the Program, the CEO Letter makes clear that the Invitee is under no obligation to purchase Stock through the Program, that responding to the mailing will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy Stock may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date. The CEO Letter also contains the legend set forth in Rule 134.

        The IOI is designed to be signed by the Invitee and returned to Merrill Lynch by facsimile. It is the method by which the Invitee affirms certain statements contained in the Booklet, including that the Invitee has received a copy of the preliminary prospectus, that the number of shares indicated is for the Invitee's personal account, that the Invitee is aware that he or she is not assured of obtaining any or all of the shares requested, and a reiteration of the fact that no offer to buy shares can be accepted, and no part of the purchase price can be received, until effectiveness of the Registration Statement, and that the indication of interest involves no obligation or commitment of any kind. It also provides the mechanism which allows the Invitee to indicate his or her answers (and the answers of his or her joint account holder if the Invitee wishes to purchase in a joint account) to the questions, also contained in the Booklet, which are designed to allow Merrill Lynch to determine whether the Invitee is prohibited from purchasing the Stock under NASD Conduct Rule 2790. Another item in the IOI is designed to provide the vehicle by which the Invitee can indicate the maximum number of shares in which he or she wishes to express an interest, and adduces certain personal information necessary for the administration of the Program. In addition, if it is decided that Invitees will be required to lock up the shares they purchase in the Program, the IOI will evidence the Invitee's agreement not to offer, sell, transfer, pledge or hypothecate the shares he/she purchases in the Program for the requisite period from the date of purchase.

        In addition to setting out instructions on how to complete and return the IOI, the Booklet contains a series of Frequently Asked Questions about the Program, along with the answers to those questions.

        If the Invitee is interested in reserving Stock through the Program, he or she is directed to return the completed IOI to Merrill Lynch by a specified date. Once the Invitee has returned a completed IOI to Merrill Lynch, and assuming that there is no regulatory impediment to his or her participation in the Program under Conduct Rule 2790, the Invitee's personal information and the maximum number of shares in which the Invitee has expressed an interest are forwarded to a Merrill Lynch Financial Advisor or Registered Representative who will contact the Invitee to assist in opening a Merrill Lynch account to allow for purchase of the Stock. All purchases by the Invitee through the Program must be made in an account at Merrill Lynch.

        Following receipt of all expressions of interest and the establishment of accounts for each Invitee, the Company will determine the final allocation of shares which will be made available to the Invitees. This allocation is made in the sole discretion of the Company.

        Once the Registration Statement has been declared effective and the public offering price of the Stock has been determined, the Merrill Lynch Financial Advisor or Registered Representative to whom the Invitee has been assigned will contact the Invitee, and inform the Invitee of the public offering price and the maximum number of shares which the Company has determined that he or she may purchase. The Invitee is then asked whether he or she wishes to purchase Stock at that price, and if so, how many shares (subject to a minimum of 100 shares and subject to the maximum set by the Company). The Invitee may then decline to purchase Stock, agree to purchase Stock but specify a lesser number of shares than the maximum number set by the Company, or purchase the maximum number of shares. If the Financial Advisor or Registered Representative cannot reach the Invitee within 24 hours of pricing, the Invitee will lose the opportunity to participate in the Program. If the Invitee agrees to purchase Stock, a copy of the final prospectus is sent to the Invitee along with a confirmation of the transaction. The mechanics of the sale to the Invitee is handled the same way as any other sale of the Stock to any purchaser in the public offering. The Invitees are not required to pre-fund their accounts, and payment is not required until after the Invitee has confirmed his or her indication of interest after the pricing of the offering. It has not yet been decided if the Invitees will be subject to a lock-up as a condition of their participation in the Program.

        Print Suppression (E-mail) Method—Under this method, the Company will provide to Merrill Lynch a list of Invitees, along with their e-mail addresses and the maximum number of shares in which each such person may invest. Merrill Lynch will then send to each Invitee an e-mail in the form shown in the first page of the Print Suppression package. Should the Invitee wish, he or she would then click on the hyperlink, and would be presented with a log-in screen. The log-in screen would contain, among other things, the legend set forth in Rule 134. The Invitee could then log-in to the Deal Sketch page using the Deal ID and PIN number provided in the initial e-mail.

        The Deal Sketch page indicates the status of the Program at the time the Invitee logs-in, which may be that indications of interest are being accepted, the response deadline has passed, the acceptance period has begun, etc. It also shows to each Invitee the number of shares in which he or she may indicate an interest, and important information about the public offering, including the relevant dates and details of the offering. The Invitee is advised to read the CEO Letter by clicking on the appropriate button. The CEO Letter advises the Invitee to review the preliminary prospectus by clicking on the embedded hyperlink, and also advises that the Invitee may review the preliminary prospectus at any time by returning to the Deal Sketch page and clicking the "prospectus" button. In addition to explaining the mechanics of the Program, the CEO Letter makes clear that the Invitee is under no obligation to purchase shares through the Program, that responding will involve no obligation of any kind, that the Invitee is not, by reason of his or her inclusion in the Program, assured of obtaining a particular number of shares or any shares, that no offer to buy shares may be accepted and no part of the purchase price can be received until the Registration Statement has been declared effective, and that any such offer to buy can be withdrawn, in whole or in part, without obligation or commitment, at any time prior to notice of its acceptance given after the effective date. The CEO Letter also contains the Rule 134 legend and a series of Frequently Asked Questions about the Program, along with the answers to those questions. If the Invitee chooses to participate in the Program, the procedure is exactly the same as if the Program were being conducted according to the Print and Mail method. Please note that the Print Suppression methodology has been passed upon by Cecilia Blye, Esq. of the Office of the General Counsel of the Division of Corporation Finance.

        On behalf of the Company, we are separately submitting to the Staff the latest draft of the Program materials, along with draft screen shots of the Log In Page and the Deal Sketch page. Please note that Merrill Lynch has advised the Company that information used on the draft Deal Sketch page is for illustration only and is subject to change.

Financial Statements

Combined Statements of Cash Flows, page F-6

68.
You disclose an impairment loss of $800,000 on your statement of cash flow for 2004. You also disclose in Note 2 that no impairment charges were recorded related to long-lived assets, goodwill, and investments in unconsolidated joint ventures. Please tell us what this impairment charge relates to and please update your disclosure accordingly.

        The Company has asked us to advise the Staff supplementally that the Company has modified its disclosure in Note 2 on page F-9 of Amendment No. 1 to address the $800,000 of "Impairment losses" in 2004. This $800,000 represents the sum of: (i) an uninsured loss on a piece of equipment that was damaged by fire ($390,000) and (ii) a write-off of the Company's investment in a former joint venture ($410,000).

Note 2—Summary of Significant Accounting Policies

Basis of Presentation, page F-8

69.
Tell us how you determined that the six restaurant ventures were variable interest entities in accordance with paragraph 5 of FIN 46(R)

        The Company has asked us to advise the Staff supplementally that the Company concluded that the restaurant ventures were variable interest entities. The Company's analysis was as follows:

        The Company has entered into a master joint venture agreement with a restaurant manager to operate the food and beverage operations at certain of its hotels. The terms of the joint venture agreement are summarized as follows:

  •
  The hotels lease the restaurant to the joint ventures at customary market terms.

  •
  The venture partners share income and distributions on a 50/50 basis.

  •
  Neither venture partner is required to contribute additional capital.

  •
  A management fee is paid to the restaurant manager.

  •
  Morgans Hotel Group LLC, through its ownership of the hotel, and not the joint venture partner, is required to fund the losses related to room service at three of the hotels and is required to fund all the operating losses of the joint ventures at the other two hotels.

        The Company's analysis of the joint ventures is as follows:

  •
  The joint venture entities, are by design, variable interest entities, pursuant to paragraph 5, and shall be subject to consolidation since they meet at least one of the conditions under that paragraph. The investors do not have the obligation to absorb the expected losses of the ventures since they are directly or indirectly protected from the expected losses or are guaranteed a return by other parties involved with the entity, paragraph 5(b)(2). Further, in two of the joint ventures the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, paragraph 5(a).

  •
  The Company was determined to be the primary beneficiary since it is required to absorb a majority of the losses through its 50% equity interest and its guarantee of the losses related to room service at three of the hotels and the requirement to fund all the operating losses in the other two joint ventures. Further, the Company, through its ownership of the hotels in which the restaurants reside, has the ultimate risk of financial loss.

70.
Please expand your disclosure regarding the six restaurant ventures that you consolidate to include all information required by paragraph 23 of FIN 46(R).

        The Company has asked us to advise the Staff supplementally that the Company has revised the disclosure on page F-8 of Amendment No. 1 to: (i) include the purpose of the ventures, (ii) provide that no assets of the Company are collateral for the venturers' obligations, and (iii) provide that creditors of the venturers have no recourse to the Company.

Impairment of Long-Lived Assets, page F-9

71.
We note that you review held and used long-lived assets periodically for impairment. Please expand your disclosure to explain how impairment is determined.

        The Company has asked us to advise the Staff supplementally that the Company has revised its disclosure under "Impairment of Long-Lived Assets" on page F-9 of Amendment No. 1 to discuss how discounted cash flow analysis is used to estimate the fair value of the Company's properties.

Investments in and Advances to Unconsolidated Joint Ventures, page F-10

72.
We note that no impairment charges were recognized in the six month periods ended June 30 2005 or 2004 or the years ended December 31, 2004, 2003, or 2002. We also note, per review of Note 4, that the I.S. Europe Limited joint venture has experienced continuing operating losses for over three years and is also in violation of certain of its loan covenants. Please tell us how you concluded that this investment does not require an other-than-temporary impairment charge.

        The Company has asked us to advise the Staff supplementally as follows:

        The breach of certain loan covenants in 2001 triggered a default which in turn increased the expenses of I.S. London Ltd. through default interest and additional loan fees. This contributed to the losses experienced by this entity. However, these losses were primarily caused by non-cash depreciation expense. The shareholder funding requirement throughout this period was to cover principal amortization, with operating cash flow being sufficient to cover the Company's interest expense. Each year end, the Company performed discounted cash flow analyses, which continued to support the carrying value of its investment. Additionally, throughout this period, all indications of the properties' value continued to support the existence of substantial equity value.

Note 4—Investments in and Advances to Unconsolidated Joint Ventures, page F-13

73.
We note that you continue to fund I.S. Europe Limited, the joint venture operating company for your U.K. hotels. Please tell us how you evaluated this joint venture under FIN 46(R); please be sure to tell us whether or not the joint venture is considered a variable interest entity, who the primary beneficiary of the entity is (if considered a VIE), and how you came to your conclusions.

        The Company has asked us to advise the Staff supplementally that the Company concluded that the venture is not a variable interest entity. The total initial equity at risk was sufficient to permit the venture to finance its activities without additional financial support. The venturers as a group do not lack any of the characteristics of a controlling financial interest, the venturers contribute equity on a 50/50 basis, the venturers share voting rights on a 50/50 basis, and profits and losses are shared equally. In addition the voting rights and profits and losses are in the same proportion.

74.
Please provide us with your FIN 46(R) analysis to determine whether the Restaurant Venture—SC London should be consolidated. Tell us the percentage owned of this joint venture.

        The Company has asked us to advise the Staff supplementally that the Company believes that the London food and beverage venture qualifies as a business under FIN 46(R) and should not be evaluated as a variable interest entity subject to consolidation. The business is an operating joint venture under joint control, substantially all sales are to third parties, operating losses are shared equally and financial support has been contributed equally. In addition, the ventures are in hotels operated under a 50/50 joint venture, which the Company has separately determined should not be consolidated.

75.
Please tell us the accounting guidance that you used to determine the proper treatment of the designer fees related to I.S. Europe.

        The Company has asked us to advise the Staff supplementally that the Company believes that the designer fees represent the Company's 50% share and are accounted for in the same manner as disclosed in Note 5 on page F-16 of Amendment No. 1. They were capitalized as a component of the cost of the hotels and are being amortized over five years.

Note 5—Other Liabilities

Payable Due Investor Member of Hudson Leaseco LLC and Deferred Gain, page F-16

76.
On page 77 you disclose that you only have a 0.1% interest in Hudson Leaseco LLC, and Chevron TCI, Inc. has the other 99.9% interest in the entity. Please expand your footnote disclosure to include this information. Additionally, please tell us the accounting guidance that you used in accounting for the creation of Hudson Leaseco LLC.

        The Company has asked us to advise the Staff supplementally that the Company has expanded its Note 5 disclosure on page F-17 of Amendment No. 1. With regard to the accounting guidance used in accounting for the creation of Hudson Leaseco LLC, the Company refers the Staff to its response above to comment 46.

Note 6—Long-Term Debt and Capital Lease Obligations, page F-17

77.
You disclose that the 5 Hotel Debt is subject to a Spread Maintenance Premium and Exit Fee upon prepayment. You also disclose that the Spread Maintenance Premium would be calculated under more favorable terms and the Exit Fee would be waived if the 5 Hotel Debt is prepaid as a result of the IPO. Please expand this disclosure to quantify the amounts of the Spread Maintenance Premium and the Exit Fee. Please additionally update your liquidity discussion in the MD&A to detail this arrangement and management's intentions regarding prepayment

        The Company has asked us to advise the Staff supplementally that the Company has revised its disclosure under Note 6 on page F-18 of Amendment No. 1 to quantify the amounts of the Spread Maintenance Premium and the Exit Fee. In addition, the Company has revised its disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Debt" on page 67 of Amendment No. 1 to detail this arrangement and management's intentions regarding prepayment.

78.
You disclose on page 18 in your discussion of risks related to your business that your existing notes payable contain limitations on your ability to incur additional debt on specific properties. Please expand your footnote disclosure to include a discussion of these restrictions on additional borrowings.

        The Company has asked us to advise the Staff supplementally that the Company has expanded its Note 6 disclosure on page F-18 of Amendment No. 1 to include a discussion of these restrictions on additional borrowings.

Construction Settlement, page F-21

79.
Please tell us where the $10 million settlement amount is included in the 2002 Combined Statements of Operations.

        The Company has asked us to advise the Staff that the $10 million settlement amount was recorded in "property and equipment" in 2002. The subsequent $2.2 million discount obtained on settlement of this liability in October 2004 was recorded in Other Income, as indicated on page F-21 of Amendment No. 1.

Repurchase and Reimbursement Agreement, page F-21

80.
You disclose that you may be required to purchase Blackacre's Class B membership interest in Shore Club under certain circumstances. Please tell us and expand your discussion to include the certain circumstances that would require you to purchase more of Blackacre's interest in Shore Club. Additionally, please tell us if you re-performed your analysis of Shore Club under FIN 46(R) when you purchased 33.3% of Blackacre's Class B and Class C membership interests for $4.8 million in August 2005.

        The Company has asked us to advise the Staff supplementally that, as previously disclosed to the Staff in the Company's response to Comment 31, the Blackacre investment was redeemed with the refinancing of Shore Club debt in November 2005 and, as a result, the Company has no further obligation for the preferred return or the purchase of Blackacre's membership. For the supplemental information of the Staff, the Company has asked us to advise the Staff that the Company re-performed its analysis of Shore Club under FIN 46(R) in August 2005 and determined that it was not a variable interest entity.

Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities.

81.
Please revise to include an analysis of the exemption available for your formation transaction.

        The Company has asked us to advise the Staff supplementally that the Company has revised the disclosure of its analysis of the exemption available for the Company's formation transactions under "Item 15. Recent Sales of Unregistered Securities" on page II-2 of Amendment No. 1.

Exhibits

82.
Please file your legal and tax opinions with the next amendment or provide draft copies for us to review. We must review the opinions before we declare the registration statement effective.

        On behalf of the Company, we are separately submitting to the Staff a draft of Sullivan & Cromwell LLP's Exhibit 5 opinion, which we intend to file with a subsequent amendment to the Registration Statement. Given that the tax matters of the initial public offering to the shareholders are not material, the Company has asked us to advise the Staff supplementally that the Exhibit 8 opinion has been removed from the list of exhibits on pages II-7 and II-8 of Amendment No. 1.

        If you have any questions or comments regarding the enclosed materials, please call the undersigned at (212) 558-4312. Questions on the accounting treatment may be directed to Richard Szymanski, Chief Financial Officer of Morgans Hotel Group Co., at (212) 277-4188.

Very truly yours,
/s/ ROBERT W. DOWNES Robert W. Downes

(Enclosure)

cc:	Karen J. Garnett Jessica Barberich Daniel Gordon (Securities and Exchange Commission)
Marc Gordon Richard Szymanski (Morgans Hotel Group Co.)
Stuart Eisenberg (BDO Seidman, LLP)
Andrew J. Pitts (Cravath, Swaine & Moore LLP)